

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2014

<u>Via E-mail</u>
Mr. Han Daqing
Chairman and Chief Executive Officer
Telestone Technologies Corporation.
Floor 10, Ruida Plaza
No. 74 Lugu Road, Shi Jingshan District
Beijing, China 100040

> **Re: Telestone Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-32503**

Dear Mr. Daqing:

We issued comments on the above captioned filing on June 26, 2013. On November 26, 2013**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws. We considered your response letter dated December 11, 2013 and determined that you did not provide a substantive response to our comment letter dated June 26, 2013.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Joseph M. Kempf, Senior Staff Accountant at (202) 551-3352, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 at if you have any questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

Cc: Jiannan Zhang Ph.D, Esq.
     Matthew Worden, Esq.